UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*

                              THE MONARCH CEMENT COMPANY
                                   (Name of Issuer)

                       Capital Stock, par value $2.50 per share
                   Class B Capital Stock, par value $2.50 per share
                            (Title of Class of Securities)

                                     609031 10 9
                                     609031 20 8
                                    (CUSIP Number)

                    Lyndell G. Mosley, The Monarch Cement Company,
                        Humboldt, Kansas 66748 (620) 473-2225
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                    March 2, 2001
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 0.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) - or other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              SCHEDULE 13D

CUSIP No. 609031 10 9                                       Page 1 of 3 Pages
          609031 20 8

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Walter H. Wulf
    ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) 0
                                                       (b) 0
    Not applicable

3.  SEC USE ONLY

4. SOURCE OF FUNDS*
    Not applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) 0

    Not applicable

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America

                    7.  SOLE VOTING POWER
                        Capital Stock     0
     NUMBER OF          Class B Capital Stock     0
       SHARES       8.  SHARED VOTING POWER
    BENEFICIALLY        Capital Stock     0
      OWNED BY          Class B Capital Stock     0
       EACH         9.  SOLE DISPOSITIVE POWER
     REPORTING          Capital Stock     0
      PERSON            Class B Capital Stock     0
       WITH        10.  SHARED DISPOSITIVE POWER
                        Capital Stock     0
                        Class B Capital Stock     0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Capital Stock             0
    Class B Capital Stock     0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*	0
    Not applicable

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Not applicable

14. TYPE OF REPORTING PERSON*
    IN



Item 1.  Security and Issuer

     This statement relates to the Capital Stock, $2.50 par value per share ("Capital Stock"), and to the Class B Capital Stock, $2.50 par value per share ("Class B Capital Stock"), of The Monarch Cement Company, a Kansas corporation (the "Issuer"), which has its principal executive offices at The Monarch Cement Company, P.O. Box 1000, Humboldt, Kansas 66748.

Item 2.  Identity and Background

(a) This statement is being filed on behalf of Mr. Walter H. Wulf (deceased), a natural person ("Mr. Wulf"), by Walter H. Wulf, Jr., Co-Executor (the "Co-Executor") of Mr. Wulf's estate.

(b) The business address of the Co-Executor is The Monarch Cement Company, P.O. Box 1000, Humboldt, Kansas 66748.

(c)  Mr. Wulf served as Chairman of the Board of the Issuer.

(d) During the last five years, Mr. Wulf had not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Wulf had not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

(f)  Mr. Wulf was a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable

Item 4.  Purpose of Transaction

         Not applicable

Item 5.  Interest in Securities of the Issuer

     As of March 2, 2001, the date of Mr. Wulf's death, he beneficially owned 162,892(1) shares of Capital Stock and 162,592(2) shares of Class B Capital Stock. Since February 10, 1995, the date of Mr. Wulf's Amendment No. 1 to
Schedule 13D, he conveyed his interest in the Issuer's securities as follows:

         Mr. Wulf contributed 40,300 shares of Capital Stock to Walter H. Wulf Company, LLC, as to which Mr. Wulf was a major stockholder;

         Mr. Wulf contributed 4,000 shares of Capital Stock to the Walter H. Wulf and May L. Wulf Charitable Foundation, as to which Mr. Wulf was a trustee;

         Mr. Wulf contributed 43,592 shares of Capital Stock to the Wulf General, LLC, as to which Mr. Wulf was a major stockholder (however, Mr. Wulf had no voting interest); and

         Mr. Wulf contributed 87,592 shares of Class B Capital Stock to the Wulf General, LLC, as to which Mr. Wulf was a major stockholder (however, Mr. Wulf had no voting interest).
______________

(1) Includes 75,000 shares of Capital Stock held by three trusts established for the respective benefit of Mr. Wulf's three children, as to which trusts Mr. Wulf served as co-trustee with his son. Mr. Wulf disclaims beneficial ownership of the 75,000 shares of Capital Stock held by the three trusts.

(2) Includes 75,000 shares of Class B Capital Stock held by three trusts established for the respective benefit of Mr. Wulf's three children, as to which trusts Mr. Wulf served as co-trustee with his son. Mr. Wulf disclaims beneficial ownership of the 75,000 shares of Capital Stock held by the three trusts.


     As a result of these transactions, at the time of his death on March 2, 2001, Mr. Wulf was the record owner of no shares of the Issuer's Capital Stock and no shares of the Issuer's Class B Capital Stock. Because all of Mr. Wulf's interest in the Issuer's securities had been transferred prior to his death, the Issuer's securities will not pass through probate and will not be an asset to pass under Mr. Wulf's will. Accordingly, the beneficial ownership of the issuer's securities is already held by other persons or entities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7.  Material to Be Filed as Exhibits

         Not applicable

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   October 30, 2001                      /s/ Walter H. Wulf Jr.
         Date                                   Signature


                                         Walter H. Wulf Jr. as Co-Executor of
                                         Mr. Walter H. Wulf's Estate
                                                 Name/Title